Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated January 30, 2025

Relating to Preliminary Prospectus Supplement dated January 30, 2025

Prospectus dated July 1, 2022

Registration No. 333-265951

Bain Capital Specialty Finance, Inc.

$350,000,000

5.950% Notes due 2030

PRICING TERM SHEET

January 30, 2025

The following sets forth the final terms of the 5.950% Notes due 2030 (the “Notes”) and should only be read together with the preliminary prospectus supplement dated January 30, 2025, together with the accompanying prospectus dated July 1, 2022, relating to these Notes (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Bain Capital Specialty Finance, Inc.

Security:	5.950% Notes due 2030

Expected Ratings*:	Baa3/Stable (Moody’s)
BBB-/Stable (Fitch)
BBB/Stable (KBRA)

Aggregate Principal Amount Offered:	$350,000,000

Trade Date:	January 30, 2025

Settlement Date**:	February 6, 2025 (T+5)

Maturity Date:	March 15, 2030

Interest Payment Dates:	March 15 and September 15, commencing September 15, 2025

Price to Public (Issue Price):	98.865%

Coupon (Interest Rate):	5.950%

Yield to Maturity:	6.210%

Spread to Benchmark Treasury:	+ 190 basis points

Benchmark Treasury:	4.375% due December 31, 2029

Benchmark Treasury Price and Yield:	100-09 / 4.310%

Optional Redemption:	Prior to February 15, 2030 (one month prior to their maturity date) (the “Par Call Date”), we may redeem the Notes at our option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of:

(1)   (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption, and

(2) 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, we may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	05684BAD9 / US05684BAD91

Underwriters:	SMBC Nikko Securities America, Inc.
Wells Fargo Securities, LLC
BNP Paribas Securities Corp.
Santander US Capital Markets LLC
J.P. Morgan Securities LLC
MUFG Securities Americas Inc.

Co-Managers:	BNY Mellon Capital Markets, LLC
Deutsche Bank Securities Inc.
Keefe, Bruyette & Woods, Inc.
Natixis Securities Americas LLC
U.S. Bancorp. Investments, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Note: Bain Capital Specialty Finance, Inc. expects that delivery of the Notes will be made to investors on or about February 6, 2025, which will be the fifth business day following the date hereof. Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the business day before the delivery of the Notes will be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternative arrangement at the time of any such trade to prevent a failed settlement and should consult their own advisors.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of Bain Capital Specialty Finance, Inc. before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), contains this and other information about Bain Capital Specialty Finance, Inc. and should be read carefully before investing.

The information in the Preliminary Prospectus and in this pricing term sheet is not complete and may be changed. The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of Bain Capital Specialty Finance, Inc. and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted.

Bain Capital Specialty Finance, Inc. has filed an automatic shelf registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus and other documents Bain Capital Specialty Finance, Inc. has filed with the SEC and that are incorporated by reference into the Preliminary Prospectus for more complete information about Bain Capital Specialty Finance, Inc. and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Bain Capital Specialty Finance, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it from SMBC Nikko Securities America, Inc., toll-free at 212-224-5135; Wells Fargo Securities, LLC, toll-free at 1-800-645-3751; BNP Paribas Securities Corp., toll-free at 1-800-854-5674 or Santander US Capital Markets LLC, toll-free at 1-855-403-3636.

Any disclaimers or notices that may appear on this term sheet below the text of this legend are not applicable to this term sheet and should be disregarded. Such disclaimers may have been electronically generated as a result of this term sheet having been sent via, or posted on, Bloomberg or another electronic mail system.